Filed pursuant to Rule 433

Registration No. 333-182039

Final Term Sheet

June 12, 2012

Embraer S.A.

US$500,000,000

5.150% Notes due 2022

Issuer:	Embraer S.A.

Title of Securities:	5.150% Notes due 2022

Public Offering Price:	100.00% of the principal amount

Principal Amount:	US$500,000,000

Coupon (Interest Rate):	5.150% per annum

Interest Payment Dates:	Semi-annually on December 15 and June 15 (and on maturity date), commencing on December 15, 2012

Interest Payment Record Dates:	December 1 and June 1

Maturity Date:	June 15, 2022

Yield to Maturity:	5.150%

Benchmark Treasury:	1.750% U.S. Treasury due May 2022

Spread to Benchmark Treasury:	348.6 basis points

Benchmark Treasury Price and Yield:	100-25; 1.664%

Make-Whole Call:	Treasury Rate plus 50 basis points after June 15, 2017

Trade Date:	June 12, 2012

Settlement Date:	June 15, 2012 (T+3)

Denominations:	US$2,000 and multiples of US$1,000 above such amount.

Listing:	New York Stock Exchange (application pending)

CUSIP:	29082A AA5

ISIN:	US29082AAA51

Type of Offering:	SEC registered (No. 333-182039)

Joint Bookrunners:	Citigroup Global Markets Inc. Itau BBA USA Securities, Inc. Morgan Stanley & Co. LLC

Ratings:	Moody’s, Baa3; S&P, BBB-

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., at 1-800-831-9146, Itau BBA USA Securities, Inc., at 1-888-770-4828, or Morgan Stanley & Co. LLC, at 1-866-718-1649.